[ON GENERAL MILLS, INC. LETTERHEAD]

Siri S. Marshall
Senior Vice President, General Counsel
and Secretary
Telephone: (763) 764-7230
Facsimile: (763) 764-3302

April 7, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jill S. Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E., Mail Stop 7010
Washington, D. C. 20549-7010

Re:	General Mills, Inc. Form 10-K for Fiscal Year Ended May 29, 2005 Filed July 28, 2005 File No. 1-1185

Dear Ms. Davis:

We are writing in response to the comments we received from you by letter dated March 8, 2006 regarding the above-referenced filing of General Mills, Inc. (the “Company,” “we” or “General Mills”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for the Fiscal Year Ended May 29, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Executive Overview

1.	We note that you divested of your Lloyd’s barbecue business in fiscal 2005. Please confirm, if true, that you were not required to classify the disposal group associated with this business as held for sale and the subsequent discontinued operations in accordance with SFAS 144 or otherwise advise.

Ms. Jill S. Davis
April 7, 2006

Response

We confirm that we were not required to classify the disposal group associated with the divestiture of Lloyd’s as “held for sale” or as a “discontinued operation.”

Held for Sale

For a disposal group to be considered as “held for sale,” all of the following six criteria of paragraph 30 of SFAS 144 must be met:

a. Management, having the authority to approve the action, had committed to a plan to sell the asset (disposal group).
b. The asset (disposal group) was available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).
c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) had been initiated.
d. The sale of the asset (disposal group) is probable,[18] and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31. (Footnote 18: The term probable is used consistent with the meaning associated with it in paragraph 3(a) of FASB Statement No. 5, Accounting for Contingencies, and refers to a future sale that is “likely to occur.”)
e. The asset (disposal group) was being actively marketed for sale at a price that is reasonable in relation to its current fair value.
f. Actions required to complete the plan indicate that it was unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

On February 28, 2005, the first day of our fiscal fourth quarter, following a presentation to our Board of Directors at a regularly scheduled meeting, the Board of Directors authorized the proper officers of the Company to negotiate and execute a purchase agreement for the sale of the Lloyd’s disposal group. The date of the Board of Directors’ authorization is the earliest date that the disposal group had met all of the criteria for “held for sale” and the sale was consummated within that fiscal quarter. Therefore, at no time were the assets classified as “held for sale”, as defined by paragraph 30 of SFAS 144, at the end of any reporting period.

Discontinued Operations

SFAS 144 requires the reporting of a disposal group as a discontinued operation if the group meets the definition of a component of an entity, as defined by paragraph 41, as follows:

For purposes of this Statement, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of Statement 131), a

Ms. Jill S. Davis
April 7, 2006

reporting unit (as that term is defined in Statement 142), a subsidiary, or an asset group (as that term is defined in paragraph 4).

The Lloyd’s barbeque business was acquired in January 1999, and the business was fully integrated into the Meals division, part of the U.S. Retail reportable segment. Following the acquisition:

•	we replaced legacy computer systems and converted to our SAP ERP system,
•	we created a Lloyd’s brand group within the Meals division marketing function,
•	we integrated the manufacturing, purchasing and distribution operations into our Supply Chain division,
•	we transferred sales and customer service accountability to our Consumer Foods Sales division, and
•	we relocated all marketing, finance and sales management employees to our corporate headquarters.

As a result of these integration activities, Lloyd’s became a product line within the Meals division and remained so until its eventual sale. We did not maintain operations and cash flows that could be clearly distinguished, operationally or for financial reporting purposes, from the rest of the Meals division after the integration. Accordingly, Lloyd’s did not qualify as a component of an entity under SFAS 144, paragraph 41, and did not constitute a discontinued operation.

Financial Condition, page 17

2.	We note your presentation of i) “Adjusted debt,” ii) “Adjusted debt plus certain minority interests” and iii) “Total Capital” under this heading. Given the adjustments you make to derive these amounts, it appears that you have disclosed non-GAAP measures. Please provide us with a detailed analysis that identifies each non-GAAP financial measure that you disclose in your report and specifically explain how you have or intend to comply with the requirements of Item 10(e) of Regulation S-K and/or Regulation G. Please be certain to clarify whether each measure is a liquidity or a performance measure. In instances where you have adjusted GAAP earnings for recurring items, please expand your disclosures to address the guidance in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures, located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#transition. Refer also to Release Number 33-8176: Conditions for Use of Non-GAAP Financial Measures, located at http://www.sec.gov/rules/final/33-8176.htm.

Ms. Jill S. Davis
April 7, 2006

Response

The Staff’s comment identifies the following non-GAAP liquidity measures in our “Financial Condition” section, beginning on page 17: i) “adjusted debt,” ii) “adjusted debt plus certain minority interests,” and iii) “total capital.”

Item 10(e)(1)(i) of Regulation S-K requires the following whenever one or more non-GAAP financial measures are included in a filing:

(A) A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).
(B)    A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section.
(C)    A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations.
(D) To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section.

We believe that our disclosures comply with each of these requirements, as follows:

Paragraph (A)

Our presentation gives equal or greater prominence to the most directly comparable GAAP measures. Our “Financial Condition” section begins on page 17 with a discussion of “total debt” presented in accordance with GAAP. The tabular presentation of our capital structure set forth on page 18 also begins with GAAP-defined measures (notes payable, current portion of long-term debt and long-term debt) which sum to total debt on a GAAP basis. The adjustments required to arrive at the non-GAAP measures identified in the Staff’s comment follow the GAAP presentation.

Paragraph (B)

The capital structure table on page 18 provides a clear reconciliation from the most directly comparable measure calculated in accordance with GAAP to each of the non-GAAP measures referred to throughout this section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Ms. Jill S. Davis
April 7, 2006

We also advise the Staff that in the first full paragraph on page 19, we make the following forward-looking statement: “We expect to pay down between $100 and $200 million of adjusted debt plus certain minority interests in fiscal 2006.” We did not include a comparable forward-looking disclosure on a GAAP basis. At the time of our disclosure, we had not made a definitive commitment as to which elements of our capital structure table (i.e., components of GAAP-defined debt, adjusted debt or minority interests) would be reduced by $100 to $200 million. As such, the required reconciling information was not “available without unreasonable efforts.”

Paragraph (C)

Immediately following the presentation of GAAP measures at the beginning of the “Financial Condition” section on page 17, we disclose that: “We also consider our leases and deferred income taxes related to tax leases as part of our debt structure, and include them in our measurement of ‘adjusted debt plus certain minority interests’, as shown in the table below.” On page 18, we also explain that we consider these items to be fixed rate obligations. These disclosures are intended to advise investors that we believe these are important and useful measures of our financial condition.

Paragraph (D)

While management discusses these adjusted measures with the Company’s Board of Directors and debt rating agencies, we consider such uses of the non-GAAP measures to be consistent with the explanations set forth in our disclosure.

Other Non-GAAP Measures

In response to the Staff’s comment, we have reviewed our report on Form 10-K for the year ended May 29, 2005 and we have identified the following disclosures that may also be deemed to be non-GAAP financial information within the meaning of Item 10(e) of Regulation S-K.

Net sales growth excluding the effect of the 53rd week (pages 12 and 15)

Our fiscal year ends on the last Sunday of May. While our typical fiscal year includes 52 weeks, every 5 or 6 years our fiscal year includes a 53rd week, such as it did in the year ended May 30, 2004. That 53rd week impacts the comparability of annual results. To address this issue, we provided the following percentage net sales growth information on a comparable 52-week basis, in addition to GAAP full-year net sales growth information:

•	“Excluding the effect of the 53rd week in 2004, net sales increased 3 percent.” (page 12 under the heading “Results of Operations – 2005 vs. 2004”)

Ms. Jill S. Davis
April 7, 2006

•	“Excluding the effect of the 53rd week, net sales increased 4 percent.” (page 15, under the heading “Results of Operations – 2004 vs. 2003”)

Although we are not aware of any specific guidance from the Staff regarding disclosures relating to a 53-week year in this context, we have considered whether our disclosure of these measures, which exclude sales from a week that was incremental to the previous year, might be analogous to the exclusion of sales from new stores that were incremental to the previous year, as discussed in Release number 33-8176, as follows:

“Examples of ratios and measures that would not be non-GAAP financial measures would include sales per square foot (assuming that the sales figure was calculated in accordance with GAAP) or same store sales (again assuming the sales figures for the stores were calculated in accordance with GAAP).” (Emphasis added).

Notwithstanding the analogy to same store sales, we believe that providing the net sales growth percentage on a 52-week comparable basis may be deemed to be a non-GAAP performance measure within the meaning of Item 10(e)(i). In light of paragraphs (A) through (C) of Item 10(e)(i), we note that in each instance our discussion began with a clear statement of the directly comparable GAAP information, that we specifically quantified the impact of the 53rd week on the reported GAAP net sales growth in the table on page 12, and that management’s belief as to why 52-week comparable information would be useful to investors was apparent from our presentation. With regard to paragraph (D) of Item 10(e)(i), please be advised that our management does not use this measure for other purposes that would be material to investors. Nonetheless, when we present similar information in future filings, we will enhance our disclosure to provide a more specific reconciliation between the 52-week and 53-week information, together with a specific discussion of the benefits of evaluating the year-over-year change in our performance on a comparable period basis.

Use of constant foreign exchange rate to review changes in segment results (page 15)

In our “International Segment” discussion on page 15, we provide the following disclosure in the penultimate paragraph regarding the impact of volume, price realization and costs on gross margin, selling, general and administrative costs and operating profit:

“Using constant exchange rates to translate components of earnings, the unit volume increase in fiscal 2005 improved gross margin by approximately $27 million; overall gross margin increased by $52 million, as net price realization more than offset increases in cost of sales; gross margin as a percent of sales improved to 35 percent; selling, general and administrative costs increased $10 million; and operating profit increased $42 million, or 35 percent over fiscal 2004.”

In reviewing this information, we have considered Question 17 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and believe that some of the

Ms. Jill S. Davis
April 7, 2006

information in this paragraph may constitute non-GAAP performance measures within the meaning of Item 10(e) of Regulation S-K. We note that net sales and operating profit for the segment were provided on a GAAP basis, together with a comparison to prior year GAAP results. We also include a table disclosing the separate impact on net sales growth of volume, price, product mix, foreign currency exchange and promotional expense. This table totals to the segment’s net sales growth percentage of 11% on a GAAP basis. We believe that the intended benefit of providing more transparent information regarding the operating performance of the segment is clear from our presentation. If we provide similar disclosures in the future, we will enhance our disclosure to provide additional information that is responsive to the requirements of Item 10(e)(i).

Ratio of dividends to earnings per share (page 16)

In our discussion of “Cash Flows,” we provided the following disclosure in the last full paragraph on page 16:

“Dividends in 2005 totaled $1.24 per share, a payout of 40 percent of diluted earnings per share, or 48 percent of diluted earnings per share excluding the net gain from divestitures and debt repurchases.”

Upon review, we believe that a ratio using “diluted earnings per share excluding the net gain from divestitures and debt repurchases” may be a non-GAAP performance measure within the meaning of Item 10(e)(i) of Regulation S-K. The earnings measure excluding the noted items was only used in the calculation of the dividend payout ratio and was not disclosed as a standalone measure elsewhere in the report.

We note that the disclosure begins with a GAAP based calculation of the dividend payout percentage as contemplated by paragraph (A) of Item 10(e)(i). We also provided disclosure on page 12 quantifying the impact on earnings from the divestitures and debt repurchases consistent with paragraph (B) of Item 10(e)(i). We included a disclosure of dividends as a percentage of earnings exclusive of those infrequently-occurring items as we believe that some investors may be interested in our dividend payout ratio on that basis. With regard to paragraph (C) of Item 10(e)(i), management’s belief as to why this information would be useful to investors was implicit in the presentation. With regard to paragraph (D) of Item 10(e)(i), please be advised that our management does not use this measure for other purposes that would be material to investors. If we provide a similar percentage calculation in the future, we will provide a more direct reconciliation of the adjusted non-GAAP information and a specific statement as to why management believes that this information is useful to investors.

Conclusion:
We advise the Staff that our report included no disclosures or instances where we adjusted GAAP earnings for recurring items as discussed in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Ms. Jill S. Davis
April 7, 2006

We further advise the Staff that we have not included any of the foregoing non-GAAP measures in our fiscal 2006 filings (i.e., our first quarter Form 10-Q filed on October 3, 2005, our second quarter Form 10-Q filed on January 6, 2006, and our third quarter Form 10-Q filed on April 3, 2006).

Note 8. Debt, page 40

Long-Term Debt

3.	We note your disclosure that the zero coupon convertible debentures you issued on October 28, 2002 contain put provisions. Please tell us how you have considered the guidance in SFAS 150, SFAS 133 and EITF 00-19 with respect to your convertible debenture and any associated embedded derivatives. You may wish to refer to section II.B. within the outline entitled Current Accounting and Disclosure Issues in the Division of Corporation Finance, located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Response

We determined that at issuance, and at all times since, the zero coupon convertible debentures were considered a liability instrument under paragraph 12 of SFAS 150 which provides that:

A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:
a. A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)
b. Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)
c. Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

We also determined that the debentures have a number of embedded derivatives, as identified in detail in the section below entitled Detailed Identification of Embedded Derivatives and Related Accounting Considerations. Our accounting for these features was guided by the following analytical framework:

•	We first considered whether any features were required to be bifurcated from the host instrument and accounted for as a derivative at fair value as required by paragraph 12 of SFAS 133. As noted below, two derivatives (Contingent Interest Derivative and

Ms. Jill S. Davis
April 7, 2006

Holder Contingent Conversion Option) met the qualification for bifurcation. One of the derivatives (Holder Contingent Conversion Option) was evaluated for the paragraph 11(a) scope exception in SFAS 133 and found to meet the criteria for permanent equity. The other derivative (Contingent Interest Derivative) had, and at all times since issuance has had, a negligible fair value.
•	We then considered EITF 98-5 and EITF 00-27 to determine whether there were any beneficial conversion features. There were no such features, as analyzed below.
•	Finally, we considered APB 14 and EITF D-98 for the classification and measurement of the debentures, and determined that classification of the debentures as a liability was appropriate.

Detailed Identification of Embedded Derivatives and Related Accounting Considerations:

The identified embedded features and our accounting therefore are as follows:

•	General Mills Call Option (purchased option). At any time after October 28, 2005, and with 30 days notice, we may call the outstanding debentures for cash at a price equal to the debenture issuance price, plus accreted original issue discount, plus contingent interest payable, if any, plus liquidated damages payable, if any.

This option is settlable only in cash and settlement is based on the accreted value of the debentures, the payment of any unpaid contingent interest and any unpaid liquidated damages due as a result of failing to obtain or maintain registration of the resale of debentures. We have concluded that this derivative is clearly and closely related to the underlying debenture based on guidance in DIG Issue No. B16, Calls and Puts in Debt Instruments, as follows:

Issue B16 Decision Sequence	General Mills Analysis

Step 1: Is the amount paid upon settlement (also referred to herein as the “payoff”) adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)? If yes, continue to Step 2. If no, continue to Step 3.	The amount paid upon settlement is not adjusted based on changes in an index. Continue to Step 3.

Step 2: Is the payoff indexed to an underlying other than interest rates or credit risk? If yes, then that embedded feature is not clearly and closely related to the debt host contract and further analysis under Steps 3 and 4 is not required. If no, then that embedded feature should be analyzed further under Steps 3 and 4 as well as under the provisions of paragraphs 12, 13, and 61(a).	N/A.

Ms. Jill S. Davis
April 7, 2006

Step 3: Does the debt involve a substantial premium or discount? If yes, continue to Step 4. If no, in accordance with paragraph 61(d), further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract.	Yes, the debt is a zero coupon debenture issued at a deep discount. Continue to Step 4.

Step 4: Does a contingently exercisable call or put accelerate the repayment of the contractual principal amount? If yes, the call or put is not clearly and closely related to the debt instrument. If no, in accordance with paragraph 61(d), further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract.	No, the call does not accelerate repayment of the contractual principal amount. Further analysis under Paragraph 13, which applies to “an embedded derivative instrument in which the underlying is an interest rate or interest rate index that alters net interest payments that otherwise would be paid or received on an interest-bearing host contract,” is not applicable. Therefore, the call is clearly and closely related to the debt instrument.

•	Holder Single Day Puts (written option). The holders have the ability to force General Mills to repurchase the outstanding debentures on four dates: October 28, 2005, 2007, 2012, and 2017, at a put price identical to the settlement price for the General Mills Call Option noted above.

These options are settlable in cash or shares at our option based on the accreted value of the debentures, the amount of any unpaid contingent interest, and any unpaid liquidated damages due as a result of failing to obtain or maintain registration for the resale of the debentures. We have concluded that these derivatives are clearly and closely related to the underlying debenture based on guidance in DIG Issue No. B16, Calls and Puts in Debt Instruments, as the analysis of the four-step decision sequence for the General Mills Call Option as noted above applies to these puts in the same fashion.

When viewed in combination with the General Mills Call Option above and the Holder Change of Control Put below, these options should also be considered a single instrument under DIG Issue No. K3, Determination of Whether Combinations of Options with the same Terms Must be Viewed as Separate Option Contracts or a Single Forward Contract. Issue No. K3 states:

Ms. Jill S. Davis
April 7, 2006

A combination of an embedded (nontransferable) purchased call (put) option and an embedded (nontransferable) written put (call) option in a single hybrid instrument that have the same terms (strike price, notional amount, and exercise date) and same underlying and that are entered into contemporaneously with the same counterparty should be considered as a single forward contract for purposes of applying the provisions of Statement 133 and related guidance.

All of the options, separately or in aggregate, are clearly and closely related to the underlying debenture. The impact of this application of DIG Issue No. K3 would be to affect the amortization period of the issuance cost. In our case, all issuance costs were amortized to the earliest date under the three separate options, the same amortization period required by the Issue.

•	Holder Change of Control Put (written option). The holders have the ability to force General Mills to repurchase the outstanding debentures upon a change of control as specified in the Indenture at a put price identical to the call price for the General Mills Call Option above.

This option is settlable in cash or shares at our option based on the accreted value of the debentures, the amount of any unpaid contingent interest, and any unpaid liquidated damages due as a result of failing to obtain or maintain registration for the resale of the debentures. We have concluded that this derivative is clearly and closely related to the underlying debenture based on guidance in DIG Issue No. B16, Calls and Puts in Debt Instruments, as the analysis of the four-step decision sequence for the General Mills Call Option and the Holder Single Day Puts as noted above applies to this put in the same fashion.

•	Contingent Interest Derivative (written option). The holders will receive contingent cash interest if the trading price for the debentures exceeds 120% of the accreted value of the debentures (original issuance price plus interest accreted daily at 2% per annum). The amount of interest payable is determined based on a formula using dividends paid on our common stock during the applicable period and the number of shares issuable upon conversion of $1,000 of principal amount at maturity of debentures. This instrument is settlable in cash or shares (we are able to settle in shares if unpaid at time Holder Single Day Puts or Holder Change of Control Puts are exercised). This is an embedded derivative pursuant to the considerations in SFAS 133 paragraph 12 and is not clearly and closely related to the underlying debenture. Accordingly, the derivative needs to be separated from the debenture and valued periodically.

This derivative had a negligible fair value at issuance and at all dates thereafter based on an external valuation.

•	Holder Contingent Conversion Option (written option). The holders have the right to convert their debentures into shares at the stated conversion rate if the closing price of our common stock is greater than a trigger price for 20 of the last 30 trading days of the previous

Ms. Jill S. Davis
April 7, 2006

quarter. The price of our common stock was $41.25 at issuance of the debentures. The trigger price for the conversion right at that date was $64.45, a value that was 25% above the per share equivalent of the accreted value of the debentures. The trigger price increases over the 20-year life of the debentures, on two bases: (1) the price increases directly with the increase in accreted value of the debentures, and (2) the gap between accreted value and the trigger price narrows on a straight-line basis from 25% to 15%. This relationship is graphed as follows:

The holders also have the right to convert their debentures into shares of our common stock in the following circumstances:

•	on any date preceding the date the debentures are called for redemption,
•	if our credit rating declines below a specified level or for other credit-related matters,
•	if an event of default occurs,
•	upon the occurrence of certain corporate transactions, or
•	if we distribute significant assets or extraordinary cash dividends to shareholders.

We have the right to deliver shares upon conversion at a ratio of 13.0259 shares per debenture, subject to adjustment for stock dividends, rights or warrants issuances, stock splits, large asset distributions, extraordinary cash dividends and certain tender or exchange offers for our common stock.

We may also choose to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock. If we elect to satisfy the entire conversion obligation in cash, we will deliver cash in an amount equal to the product of (a) a number equal to (i) the aggregate principal amount at maturity of debentures to be converted divided by 1,000,

Ms. Jill S. Davis
April 7, 2006

multiplied by (ii) the conversion rate, and (b) the average closing price of our common stock during the cash settlement averaging period. If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver the cash amount and a number of shares equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares that would have been delivered in a full share settlement over a number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 20% of the cash amount, divided by (y) the closing price of our common stock.

In December 2005 we made an irrevocable election to satisfy all future obligations to repurchase debentures solely in cash and to satisfy all future conversions of debentures (a) solely in cash up to an amount equal to the accreted value of the debentures and (b) at our discretion, in cash, stock or a combination of cash and stock to the extent the conversion value of the debentures exceeds the accreted value.

We have accounted for the Holder Contingent Conversion Option based on the following analysis:

•	SFAS 133 – paragraph 12: The Holder Contingent Conversion Option meets the definition in paragraph 12 to be considered an embedded derivative requiring separation from the host contract. It also meets the criteria of a derivative in paragraphs 6 through 9 of SFAS 133 and is considered a derivative.
•	We analyzed the requirements of SFAS 133, paragraph 11a to determine if this derivative was eligible for that scope exclusion. The derivative is indexed to our own stock, satisfying that criteria. However, the Holder Contingent Conversion Option is not considered conventional (as defined by paragraph 4 of EITF 00-19 and EITF 05-2) because it allows us to settle the option in cash or a combination of cash and shares. To determine if the Holder Contingent Conversion Option should be classified in permanent equity, we performed an analysis of paragraphs 12-32 of EITF 00-19 as required by paragraph 8 of that EITF, as follows:

EITF 00-19 Paragraph Number	General Mills Analysis

12. Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash. Similarly, for SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company’s shares cannot be accounted for as permanent equity (that is, temporary equity classification under ASR 268	Met. The conversion option does not require cash settlement – any cash settlement is at our option.

Ms. Jill S. Davis
April 7, 2006

would be required unless net-cash settlement can be imposed on the company, in which case, the contract would be classified as an asset or a liability). Those conclusions do not allow for an evaluation of the likelihood that an event would trigger cash settlement (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the company, then that potential outcome need not be considered when applying the consensuses in this Issue.

13. Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 27 and 28), all of the conditions noted in the following paragraphs 14 through 32 must be met for a contract to be classified as equity.	See analysis below for paragraphs 14-32.

14. The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18, below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed registration statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a net-share or physical settlement is a legal determination.	Met. The conversion option does not require the delivery of registered shares to satisfy the conversion option. Further, the delivery of unregistered shares upon conversion would be exempt under Section 3(a)(9) of the Securities Act.

Ms. Jill S. Davis
April 7, 2006

Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.

15. A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using “commercially reasonable means.” That valuation is used to determine the number of unregistered shares that must be delivered to the counterparty. The term commercially reasonable means is sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value that would then compel a company to net-cash settle the contract. Similarly, a contractual requirement to determine the fair value of unregistered shares by obtaining market quotations is sufficiently objective and would not suggest that the settlement alternatives have different economic values.	Met. This provision does not exist in our Indenture or Resale Registration Rights Agreement.

16. If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.	Met. The Resale Registration Rights Agreement includes a liquidated damages clause, however payments under the clause would be less than $10 million, a de minimis amount that would not affect our decision to otherwise use unregistered shares to settle the contract (liquidated damages would be 0.25% additional annual interest for 90 days following a registration default and 0.50% thereafter until the earlier of the date the default is cured or two years following the date of issuance).

17. The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and	Met. See analysis of paragraph 14 above – we are able to deliver unregistered shares.

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April 7, 2006

does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company’s control.

18. The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force’s consensus in paragraph 14, above.	Met. Because we are able to deliver unregistered shares as discussed in paragraph 14 above, this paragraph is not applicable.

19. If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company’s own stock (see	Met. The Indenture has a share settlement cap of 30 million shares.

At issuance and on all subsequent assessment dates, we did not have any outstanding contracts settlable in our stock that had no contractual maximum share requirements.

At issuance, we had 1 billion common shares authorized and 502 million common shares issued (including approximately 130 million in treasury), with potential share issuances for options, restricted stock units, and other share-settled contracts of approximately 75 million common shares.

At all dates subsequent to the issuance of the debentures, these amounts have not changed materially – 1 billion shares authorized, 502 million issued (including approximately 130

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footnote 5) with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract. If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required. (Footnote 5 states: For purposes of this calculation, if a contract permits both (a) net-share and (b) physical settlement by delivery of shares at the company’s option (both alternatives would permit equity classification if the other conditions of this Issue are met), the alternative that results in the lesser number of maximum shares should be included in this calculation. If a contract is classified as either an asset or a liability because the counterparty has the option to require settlement of the contract in cash, then the maximum number of shares that the counterparty could require to be delivered upon settlement of the contract (whether physical or net share) should be assumed for purposes of this calculation.)	million shares in treasury), and approximately 75 million shares outstanding to settle all other share obligations – restricted stock, restricted stock units, employee stock options, and a forward contract associated with mandatorily exchangeable notes.

See also response to paragraph 23.

20. For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate. For example, assume that a company writes a put option to a counterparty that permits the counterparty to sell 100,000 of the company’s shares to the company at $100 per share. The contract permits the company to net-share settle the contract. If the market price of the company’s shares falls to $1 as of the settlement date, the company would be required to deliver 9,900,000 shares. If the market price of the shares falls to $0.125, the company would be required to deliver 79,900,000 shares. If the number of shares that could be required to be delivered to net-share settle the contract is	Met. See responses to paragraphs 19 and 23.

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indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company.

21. If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares (the available number after considering the maximum number of shares that could be required to be delivered during the contract period under existing commitments as addressed in paragraph 19 of this Issue and including top-off or make-whole provisions as discussed in paragraph 26 of this Issue) to determine if net-share settlement is within the control of the company. A contract termination trigger alone (for example, a provision that requires that the contract will be terminated and settled if the stock price falls below a specified price) would not satisfy this requirement because, in that circumstance, the maximum number of shares deliverable under the contract is not known with certainty unless there is a stated maximum number of shares.	Met. See responses to paragraphs 19 and 23. We have no termination triggers, top-off, or make-whole provisions in our Indenture.

22. The Task Force discussed a proposed contract structure that would include a cap on the number of shares that must be delivered upon net share settlement but would also provide that any contract valued in excess of that capped amount may be delivered to the counterparty in cash or by delivery of shares (at the company’s option) when authorized, unissued shares become available. The proposed structure would require the company to use its best efforts to authorize sufficient shares to satisfy the obligation. It is assumed that under the proposed structure, the number of shares specified in the cap is less than the company’s authorized, unissued shares less the number of shares that are part of other commitments (see paragraph 19, above).	Met. See responses to paragraphs 19 and 23.

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23. The Task Force concluded that use of the company’s best efforts to obtain sufficient authorized shares to settle the contract is within the company’s control. Accordingly, the Task Force reached a consensus that if the contract provides that the number of shares required to settle the excess obligation is fixed on the date that net-share settlement of the contract occurs, the excess shares need not be considered when determining whether the company has sufficient, authorized, unissued shares to net-share settle the contract pursuant to paragraph 19, above. However, the contract may provide that the number of shares that must be delivered to settle the excess obligation is equal to a dollar amount that is fixed on the date of net share settlement (which may or may not increase based on a stated interest rate on the obligation) and that the number of shares to be delivered will be based on the market value of the stock at the date the excess amount is settled. In that case, the excess obligation represents stock-settled debt and would preclude equity classification of the contract (or, if partial net-share settlement is permitted under the contract pursuant to paragraph 11, above, would preclude equity classification of the portion represented by the excess obligation).	Met. There are no circumstances under which we would be required to settle the excess obligation in shares. We had sufficient authorized shares at issuance, and have maintained sufficient shares at all times since, to deliver the maximum number of shares upon the settlement of the contract.

24. As discussed in paragraphs 50-54, a company may have existing derivative contracts as of September 20, 2000, that are not subject to the consensuses in paragraphs 10-32 of this Issue until June 30, 2001 (if they remain outstanding at that date), and that do not have a limit on the number of shares that could be delivered in a net-share settlement.	Met. See also response to paragraph 19 above.

25. The Task Force reached a consensus that the ability to make timely SEC filings is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company	Met. Our Indenture contains no such provisions.

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does not make timely filings with the SEC, that contract must be classified as an asset or a liability.

26. Some contracts include top-off or make-whole provisions. While the exact terms of such provisions vary, they generally are intended to reimburse the counterparty for any losses it incurs or to transfer to the company any gains the counterparty recognizes on the difference between the settlement date value and the value received by the counterparty in subsequent sales of the securities within a specified time after the settlement date. If such a provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including “top-off” or “make-whole” provisions) is fixed and less than the number of available authorized shares (authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments as discussed in paragraph 19, above), a top-off or make-whole provision would not preclude equity classification. If those conditions are not met, equity classification would be precluded.	Met. Our Indenture contains no such provisions.

27.    Generally, if an event that is not within the company’s control could require net-cash settlement, then the contract must be classified as an asset or a liability. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded.
For example, an event that causes a change in control of a company is not within the company’s control and, therefore, if a contract requires net-cash settlement upon a change in control, the contract generally must be classified as an asset or a liability. However, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon	Met. Our Indenture does not require net cash settlement.

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settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision. In that case, if the holders of the shares underlying the contract were to receive cash in the transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract. If instead of cash, holders of the shares underlying the contract receive other forms of consideration (for example, debt), the counterparty also must receive debt (cash in an amount equal to the fair value of the debt would not be considered the same form of consideration as debt). Similarly, a change-in-control provision could specify that if all stockholders receive stock of an acquiring company upon a change in control, the contract will be indexed to the shares of the purchaser (or issuer in a business combination accounted for as a pooling of interests) specified in the business combination agreement, without affecting classification of the contract.

28. The Task Force was advised that, in the event of nationalization, cash compensation would be the consideration for the expropriated assets and, as a result, a counterparty to the contract could receive only cash, as is the case for a holder of the stock underlying the contract. Because the contract counterparty would receive the same form of consideration as a stockholder, a contract provision requiring net-cash settlement in the event of nationalization does not preclude equity classification of the contract.	Met. N/A.

29. To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company’s bankruptcy. Because a breach of the contract by the company is within its control, the fact that the counterparty would have normal contract remedies in the event of such a breach does not	Met. Prior to conversion, any claim for the accreted face amount is a creditors’ claim (the debenture holders are considered a senior unsecured creditor of General Mills). No creditors’ rights are specifically attributable to the conversion option, and if the debentures are converted, the shares

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preclude equity classification.	issued contain no rights apart from those held by any of our other shareholders.

30. As a result of the requirement described in the preceding paragraph, a contract cannot be classified as equity if the counterparty’s claim in bankruptcy would receive higher priority than the claims of the holders of the stock underlying the contract. The Task Force was advised that, generally, based on existing law, a net-share settled derivative that a company has a right to settle in shares even upon termination could be net-share settled in bankruptcy. The Task Force also was advised that if the contract is not net-share settled, the claim of the counterparty would not have priority over those of the holders of the underlying stock, even if the contract specified cash settlement in the event of bankruptcy. The Task Force was advised that in federal bankruptcy proceedings, a debtor cannot be compelled to affirm an existing contract that would require it to pay cash to acquire its shares (which could be the case, for example, with a physically settled forward purchase or written put). As a result, even if the contract requires that the company (debtor) pay cash to settle the contract, the company could not be required to do so in bankruptcy.	Met. See paragraph 29.

31. Because of the complexity of federal bankruptcy law and related case law, and because of the differences in state laws affecting derivative contracts, it is not possible to address all of the legal issues associated with the status of the contract and the claims of the counterparty in the event of bankruptcy. A contract provision requiring net-cash settlement in the event of bankruptcy would not preclude equity classification if it can be demonstrated that, notwithstanding the contract provisions, the counterparty’s claims in bankruptcy proceedings in respect of the company could be net-share settled or would rank no higher than the claims of the holders of the stock underlying the	Met. See paragraph 29.

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contract. Determination of the status of a claim in bankruptcy is a legal determination.

32. A requirement to post collateral of any kind (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.	Met. Our Indenture does not contain any provisions of this nature.

Since all of the conditions in paragraphs 12-32 of EITF 00-19 are met, the Holder Contingent Conversion Option meets the criteria for classification in permanent equity. Accordingly, both criteria in paragraph 11a of SFAS 133 are met and the Holder Contingent Conversion Option should not be considered a derivative separable from the host contract.

•	Our analysis then considered the intrinsic value method in EITF 98-5 and EITF 00-27 to determine the amount, if any, that should be recorded in permanent equity associated with the conversion option. Following the guidance in Parts I and II of EITF 00-27, we determined that our conversion option had no intrinsic value at issuance and thus the entire amount of the debenture was recorded as a liability. Our calculation of the intrinsic value is as follows: $41.25 (share price at issuance) * 13.0259 shares/debenture = $537.32/debenture. Since each debenture was issued at a price of $671.65, the proceeds are less than the issuance price of the debentures, resulting in no intrinsic value at issuance.

Conclusion:

Based on our analysis as set forth above and on the guidance provided by APB 14 and EITF D-98, we have concluded that the entire original discounted value of the debentures should be reported as a liability with no separation of embedded derivatives with the exception of the Contingent Interest Derivative.

Resale Registration Rights Agreement

In connection with the issuance of the debentures, we entered into a Resale Registration Rights Agreement requiring us to file a registration statement within 90 days of the issuance of the debentures covering resales of the debentures and underlying common stock. We agreed to use our best efforts to have the registration statement declared effective within 180 days of its filing. We also agreed to use our best efforts to keep the registration statement effective until the earliest of two years following the date of the last issuance of the debentures, the passage of time required to make sales without restrictions under Rule 144, or until the debentures and

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underlying shares had been sold under the registration. If the registration statement ceased to remain effective, we were required to take steps to promptly have it declared effective again. If we failed to satisfy these conditions for any reason, we agreed to pay interest to the debenture or stock holders on a sliding scale based on the number of days past due.

EITF Issue 05-4 focuses on (a) whether a registration rights penalty meets the definition of a derivative and (b) whether the registration rights agreement and the financial instrument to which it pertains should be considered as a combined freestanding instrument or as separate freestanding instruments. An excerpt from EITF Issue 05-4 follows:

1. A financial instrument subject to the provisions of Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” such as stock purchase warrants, may be issued at the same time and in contemplation of a registration rights agreement that includes a liquidated damages clause. Typically, the registration rights agreement requires the issuer to use its “best efforts” to file a registration statement for the resale of the instruments themselves or the shares of stock underlying the instruments (as well as shares or other convertible securities sold to the investors) and to have the registration statement declared effective by the end of a specified grace period. In some registration rights agreements, the issuer may also be required to maintain the effectiveness of the registration statement for a period of time. If the issuer fails to have the registration statement declared effective within the grace period (or if effectiveness is not maintained), the registration rights agreement requires the payment of liquidated damages to the investor until the registration statement is declared effective or effectiveness is maintained for a prescribed period (or, in some cases, until the investor is no longer incurring damages for the issuer’s failure to register the securities; for example, if the securities become freely transferable after a holding period under Rule 144 of the Securities Act of 1933).

2. The liquidated damages penalty in a registration rights agreement typically is paid in cash and the amount is determined by a formula, such as a percentage of the amount paid for the securities that were issued. The penalty generally ranges from 0.25 percent to 2 percent per month for the period following the grace period that the specific shares remain unregistered, with no stated cap or maximum penalty specified in the agreement. The grace period within which the registration statement must be filed and declared effective is generally 90 to 180 days from the date the financial instrument is originally issued. Therefore, if the liquidated damages penalty is 1 percent of the issuance price of a warrant per month with no limit and the grace period is 180 days for a warrant with a 5-year term, the issuer could be obligated to pay as much as 54 percent of the issuance price of the warrant for failure to have the shares registered. (The liquidated damages penalty is computed based on the 60-month term, less a 6-month grace period, times 1 percent per month.)

3. Because some believe that the registration rights agreement with the penalty clause meets the definition of a derivative, and given the potential significance of the maximum

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liquidated damages penalty in a registration rights agreement, a question arises as to the effect, if any, this agreement has on the accounting for the related financial instruments that are subject to the provisions of Issue 00-19. That is, there is diversity in practice as to whether the registration rights agreement and the financial instrument are viewed as one combined freestanding instrument or accounted for as separate freestanding instruments. Further, if the agreements are viewed as a unit, practice also is diverse regarding the assessment of the unit under Issue 00-19 and Issue No. 01-6, “The Meaning of ‘Indexed to a Company’s Own Stock.’”

4. The issue is how a liquidated damages clause payable in cash affects the accounting for a freestanding financial instrument subject to the provisions of Issue 00-19.

No consensus has yet been reached on this Issue.

We have accounted for our Resale Registration Rights Agreement as a separate executory contract. If the Agreement had been accounted for as a derivative, it would not have had a material value at any point during its life because:

•	our registration obligations terminated no later than two years after the date of issuance, when the securities could be sold without restriction pursuant to Rule 144(k) and
•	payment requirements under a liquidated damages clause would be less than $10 million, a de minimis amount that would not affect our decision to otherwise use unregistered shares to settle the contract (liquidated damages would be 0.25% additional annual interest for 90 days following a registration default and 0.50% thereafter until the earlier of the date the default is cured or two years following the date of issuance).

Note 10. Stockholders’ Equity, page 43

4.	We note that you entered into a forward purchase contract with an affiliate of Lehman Brothers in conjunction with their issuance in October 2004 of $750 million of notes which are mandatorily exchangeable for shares of your common stock, dubbed Premium Income Exchangeable Securities or “PIES.” You state in your disclosure that you are obligated to deliver between approximately 14 million and 17 million shares of your common stock by October 2007 and that you will generally receive in exchange for these shares $750 million in cash. We further note your disclosure that you recorded a $43 million fee for this contract as an adjustment to stockholders’ equity. Please provide us with a detailed analysis that indicates how you have accounted for the forward purchase contract and provide the accounting guidance that you relied upon in support of your methodology.

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April 7, 2006

Response

The forward purchase contract with an affiliate of Lehman Brothers generally requires us to deliver in October 2007, a variable number of shares of our common stock (as defined in the table below), plus 491,147 shares as compensation for expected future dividends, in exchange for $750,000,000 in cash or, in certain circumstances, securities of an affiliate of Lehman Brothers. The variable number of shares to be exchanged is dependent upon the price of our stock in October 2007, as follows:

General Mills Stock Price in October 2007	Number of Shares to be Exchanged

Less than or equal to $45.20	16,593,000

Greater than $45.20 but less than or equal to $54.24	Variable from 13,827,000 to 16,593,000

Greater than $54.24	13,827,000

We committed to pay the Lehman affiliate a forward purchase contract fee equal to 2.0% per annum payable quarterly for the period from issuance to settlement.

Accounting for the Forward Purchase Contract:

We first considered whether the contract fell within the scope of SFAS 150. Paragraph 12 states:

A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a. A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)
b. Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)
c. Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

We also considered example 4 of FASB Staff Position No. FAS 150-1 (“Issuer’s Accounting for Freestanding Financial Instruments Composed of More Than One Option or Forward Contract Embodying Obligations under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”):

Example 4—Variable Share Forward Sales Contract
Company D enters into a contract to issue shares of Company D’s stock to Counterparty in exchange for $50 on a specified date. If Company D’s share price is equal to or less than $50 on the settlement date, Company D will issue 1 share to Counterparty. If the share price is greater than $50 but equal to or less than $60, Company D will issue $50 worth of fractional shares to Counterparty. Finally, if the share price is greater than $60, Company D will issue .833 shares. At inception, the share price is $49. Company D has

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an obligation to issue a number of shares that can vary; therefore, paragraph 12 of Statement 150 may apply. However, unless it is determined that the monetary value of the obligation to issue a variable number of shares is predominantly based on a fixed monetary amount known at inception (as it is in the $50 to $60 share price range), the financial instrument is not in the scope of Statement 150. (Emphasis added)

We are not aware of any authoritative literature that defines “predominantly.” However, in KPMG LLP’s “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity – An Analysis of FASB Statement No. 150” dated January 2005, section 5.025 states “. . . we believe the term predominantly is similar to the concept of more likely than not (i.e., greater than 50%) . . .”

In this context, we judged that, at inception, the possibility of issuing a variable number of shares in which the monetary value of that obligation meets one of the conditions in paragraph 12 of SFAS 150 was not predominant, as we did not believe it was more likely than not that our stock price would be within the $45.20 to $54.24 range defined in the contract. Therefore, we concluded SFAS 150 did not supersede the requirements of EITF 00-19.

We then considered EITF 00-19, in particular paragraph 8 which states:

Accordingly, unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situation:

Equity

•	Contracts that require physical settlement or net-share settlement

•	Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.

Assets or liabilities

•	Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company)

•	Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Our forward purchase contract has some provisions that could require us to settle with something other than shares, therefore we evaluated the “Additional Conditions Necessary for Equity Classification” in paragraphs 12 through 32 of EITF 00-19, as follows:

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EITF 00-19 Paragraph Number	General Mills Analysis

12.    Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash. Similarly, for SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company’s shares cannot be accounted for as permanent equity (that is, temporary equity classification under ASR 268 would be required unless net-cash settlement can be imposed on the company, in which case, the contract would be classified as an asset or a liability). Those conclusions do not allow for an evaluation of the likelihood that an event would trigger cash settlement (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the company, then that potential outcome need not be considered when applying the consensuses in this Issue.

Met. The forward purchase contract requires share settlement in all cases, except if we undertake certain actions that are entirely within our control, in which cases we are required to deposit cash in a trust account for the benefit of the holder of the forward contract. The cash, which represents the proportional share of the total cash distributable to our common shareholders if one of these events occurs, is meant to provide protection for the forward holder against extraordinary distributions of cash or assets to shareholders. In each circumstance, holders of the underlying common stock would also receive cash. Any cash will be distributed to the forward holder from the trust account when the forward contract is settled in October 2007.

The circumstances when we would be required to deposit cash in a trust for the benefit of the forward contract holder include:

•	A “Significant Spin-Off” has occurred – a Significant Spin-Off is defined as a distribution of value to shareholders of assets or debt in excess of 40% of the current market price of our common stock. The shares underlying the forward will be adjusted downward pro rata based on the percentage of the value of our common stock distributed.

•	If a distribution of between 25% and 75% of the value of a common share is distributed in cash to the shareholders, the shares underlying the forward will be adjusted downward pro rata based on the percentage of the value of our common stock distributed.

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In the event of:

•	a consolidation or merger of the Company with or into another entity,
•	a sale, transfer, lease or other conveyance of all or substantially all of the property of the Company (as contrasted with a Significant Spin-Off referred to in our analysis above),
•	a statutory share exchange with another entity,
•	a distribution of cash as an extraordinary, special or other one-time dividend or distribution where the cash value applicable to one share of common stock is equal to or greater than 75% of the value of a common share, or
•	a liquidation, dissolution or winding up of the Company,

then the forward purchase contract requires adjustments to provide that the holder of the forward purchase contract will receive the same kind and amount of securities, cash and other property as other holders of our shares.

13. Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 27 and 28), all of the conditions noted in the following paragraphs 14 through 32 must be met for a contract to be classified as equity.	See analysis below for paragraphs 14-32.

14. The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18, below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of	Met. The shares underlying the forward purchase contract were registered at inception, and there is no further registration requirement under the contract.

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unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed registration statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a net-share or physical settlement is a legal determination. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.

15. A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using “commercially reasonable means.” That valuation is used to determine the number of unregistered shares that must be delivered to the counterparty. The term commercially reasonable means is sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value that would then compel a company to net-cash settle the contract. Similarly, a contractual requirement to determine the fair value of unregistered shares by obtaining market quotations is sufficiently objective and would not suggest that the settlement alternatives have different economic values.	Met. This provision does not exist in the forward purchase contract.

16. If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery	Met. The forward purchase contract does not include a clause of this nature.

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of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.

17. The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company’s control.	Met. See analysis of paragraph 14 above – the shares were registered at the time the forward purchase contract was executed and there is no further registration requirement under the contract.

18. The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force’s consensus in paragraph 14, above.	Met. See analysis of paragraph 14 above – the shares were registered at the time the forward purchase contract was executed and there is no further registration requirement under the contract.

19. If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control	Met. The forward purchase contract has a share settlement cap of 17 million shares.

At issuance and on all subsequent assessment dates, we did not have any outstanding contracts settlable in our stock that had no contractual maximum share requirements.

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April 7, 2006

settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company’s own stock (see footnote 5) with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract. If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required. (Footnote 5 states: For purposes of this calculation, if a contract permits both (a) net-share and (b) physical settlement by delivery of shares at the company’s option (both alternatives would permit equity classification if the other conditions of this Issue are met), the alternative that results in the lesser number of maximum shares should be included in this calculation. If a contract is classified as either an asset or a liability because the counterparty has the option to require settlement of the contract in cash, then the maximum number of shares that the counterparty could require to be delivered upon settlement of the contract (whether physical or net share) should be assumed for purposes of this calculation.)	At issuance, we had 1 billion common shares authorized and 502 million common shares issued (including approximately 130 million in treasury), with potential share issuances for options, restricted stock units, and other share-settled contracts of approximately 75 million common shares.

At all dates subsequent to the issuance of the debentures, these amounts have not changed materially – 1 billion shares authorized, 502 million issued (including approximately 130 million shares in treasury), and approximately 75 million shares outstanding to settle all other share obligations – restricted stock, restricted stock units, employee stock options and contingently convertible debt.

See also response to paragraph 23.

20. For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate. For example, assume that a company writes a put	Met. See responses to paragraphs 19 and 23.

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April 7, 2006

option to a counterparty that permits the counterparty to sell 100,000 of the company’s shares to the company at $100 per share. The contract permits the company to net-share settle the contract. If the market price of the company’s shares falls to $1 as of the settlement date, the company would be required to deliver 9,900,000 shares. If the market price of the shares falls to $0.125, the company would be required to deliver 79,900,000 shares. If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company.

21. If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares (the available number after considering the maximum number of shares that could be required to be delivered during the contract period under existing commitments as addressed in paragraph 19 of this Issue and including top-off or make-whole provisions as discussed in paragraph 26 of this Issue) to determine if net-share settlement is within the control of the company. A contract termination trigger alone (for example, a provision that requires that the contract will be terminated and settled if the stock price falls below a specified price) would not satisfy this requirement because, in that circumstance, the maximum number of shares deliverable under the contract is not known with certainty unless there is a stated maximum number of shares.	Met. See responses to paragraphs 19 and 23. We have no termination triggers, top-off, or make-whole provisions in our forward purchase contract.

22. The Task Force discussed a proposed contract structure that would include a cap on the number of shares that must be delivered upon net share settlement but would also provide that any	Met. See responses to paragraphs 19 and 23.

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April 7, 2006

contract valued in excess of that capped amount may be delivered to the counterparty in cash or by delivery of shares (at the company’s option) when authorized, unissued shares become available. The proposed structure would require the company to use its best efforts to authorize sufficient shares to satisfy the obligation. It is assumed that under the proposed structure, the number of shares specified in the cap is less than the company’s authorized, unissued shares less the number of shares that are part of other commitments (see paragraph 19, above).

23. The Task Force concluded that use of the company’s best efforts to obtain sufficient authorized shares to settle the contract is within the company’s control. Accordingly, the Task Force reached a consensus that if the contract provides that the number of shares required to settle the excess obligation is fixed on the date that net-share settlement of the contract occurs, the excess shares need not be considered when determining whether the company has sufficient, authorized, unissued shares to net-share settle the contract pursuant to paragraph 19, above. However, the contract may provide that the number of shares that must be delivered to settle the excess obligation is equal to a dollar amount that is fixed on the date of net share settlement (which may or may not increase based on a stated interest rate on the obligation) and that the number of shares to be delivered will be based on the market value of the stock at the date the excess amount is settled. In that case, the excess obligation represents stock-settled debt and would preclude equity classification of the contract (or, if partial net-share settlement is permitted under the contract pursuant to paragraph 11, above, would preclude equity classification of the portion represented by the excess obligation).	Met. The number of shares we could issue is fixed based on our conversion ratio (a ratio which would be adjusted only upon the occurrence of events that are within our control).

Ms. Jill S. Davis
April 7, 2006

24. As discussed in paragraphs 50-54, a company may have existing derivative contracts as of September 20, 2000, that are not subject to the consensuses in paragraphs 10-32 of this Issue until June 30, 2001 (if they remain outstanding at that date), and that do not have a limit on the number of shares that could be delivered in a net-share settlement.	Met. See also response to paragraph 19 above.

25. The Task Force reached a consensus that the ability to make timely SEC filings is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.	Met. The forward purchase contract contains no such provisions.

26. Some contracts include top-off or make-whole provisions. While the exact terms of such provisions vary, they generally are intended to reimburse the counterparty for any losses it incurs or to transfer to the company any gains the counterparty recognizes on the difference between the settlement date value and the value received by the counterparty in subsequent sales of the securities within a specified time after the settlement date. If such a provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including “top-off” or “make-whole” provisions) is fixed and less than the number of available authorized shares (authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments as discussed in paragraph 19, above), a top-off or make-whole provision would not preclude equity classification. If those conditions are not met, equity classification would be precluded.	Met. The forward purchase contract contains no such provisions.

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April 7, 2006

27. Generally, if an event that is not within the company’s control could require net-cash settlement, then the contract must be classified as an asset or a liability. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded. For example, an event that causes a change in control of a company is not within the company’s control and, therefore, if a contract requires net-cash settlement upon a change in control, the contract generally must be classified as an asset or a liability. However, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision. In that case, if the holders of the shares underlying the contract were to receive cash in the transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract. If instead of cash, holders of the shares underlying the contract receive other forms of consideration (for example, debt), the counterparty also must receive debt (cash in an amount equal to the fair value of the debt would not be considered the same form of consideration as debt). Similarly, a change-in-control provision could specify that if all stockholders receive stock of an acquiring company upon a change in control, the contract will be indexed to the shares of the purchaser (or issuer in a business combination accounted for as a pooling of interests) specified in the business combination agreement, without affecting classification of the contract.	Met. The forward purchase contract does not require net cash settlement for events that are not within our control. In the event of change in control through a consolidation or merger of the Company with or into another entity, whether the result of our own actions or a hostile takeover, then the forward purchase contract requires adjustments to provide that the holder of the forward purchase contract will receive the same kind and amount of securities, cash and other property as other holders of our shares.

Ms. Jill S. Davis
April 7, 2006

28. The Task Force was advised that, in the event of nationalization, cash compensation would be the consideration for the expropriated assets and, as a result, a counterparty to the contract could receive only cash, as is the case for a holder of the stock underlying the contract. Because the contract counterparty would receive the same form of consideration as a stockholder, a contract provision requiring net-cash settlement in the event of nationalization does not preclude equity classification of the contract.	Met. N/A.

29. To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company’s bankruptcy. Because a breach of the contract by the company is within its control, the fact that the counterparty would have normal contract remedies in the event of such a breach does not preclude equity classification.	Met. The forward purchase contract does not give the holder any creditors’ rights.

30. As a result of the requirement described in the preceding paragraph, a contract cannot be classified as equity if the counterparty’s claim in bankruptcy would receive higher priority than the claims of the holders of the stock underlying the contract. The Task Force was advised that, generally, based on existing law, a net-share settled derivative that a company has a right to settle in shares even upon termination could be net-share settled in bankruptcy. The Task Force also was advised that if the contract is not net-share settled, the claim of the counterparty would not have priority over those of the holders of the underlying stock, even if the contract specified cash settlement in the event of bankruptcy. The Task Force was advised that in federal bankruptcy proceedings, a debtor cannot be compelled to affirm an existing contract that would require it to pay cash to acquire its shares (which could be the case, for example, with a physically settled forward purchase or written put). As a result, even if the contract requires that the company (debtor) pay cash to settle the contract, the company could not be required to do so in bankruptcy.	Met. See paragraph 29.

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April 7, 2006

31. Because of the complexity of federal bankruptcy law and related case law, and because of the differences in state laws affecting derivative contracts, it is not possible to address all of the legal issues associated with the status of the contract and the claims of the counterparty in the event of bankruptcy. A contract provision requiring net-cash settlement in the event of bankruptcy would not preclude equity classification if it can be demonstrated that, notwithstanding the contract provisions, the counterparty’s claims in bankruptcy proceedings in respect of the company could be net-share settled or would rank no higher than the claims of the holders of the stock underlying the contract. Determination of the status of a claim in bankruptcy is a legal determination.	Met. See paragraph 29.

32. A requirement to post collateral of any kind (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.	Met. Our forward purchase contract does not contain any provisions of this nature.

Since all of the conditions in paragraphs 12-32 of EITF 00-19 are met, the forward purchase contract meets the criteria for classification in permanent equity.

Accounting for the Forward Purchase Contract Fee:

Inasmuch as the forward purchase contract is considered a permanent equity, the fee associated with the contract was accounted for as an equity transaction. The present value of the future payments at issuance ($43 million) was recorded as an adjustment to additional paid-in capital, and the accretion of the present value each period subsequent to issuance is being accounted for as an adjustment to interest expense.

Ms. Jill S. Davis
April 7, 2006

Exhibits 31.1 and 31.2

5.	We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification. Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions located at http://www.sec.gov/divisions/corp/fin/faqs/soxact2002.htm and Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification, and amend your exhibits as appropriate. This comment also applies to each of your Forms 10-Q.

Response

Item 601(b)(31) of Regulation S-K requires the Section 302 certification to “identify the certifying individual.” We had interpreted the form of certification to permit the inclusion of both the certifying individuals’ name and title as part of their identification. We understand from the Staff’s comment that only the individual’s name may be included in the first line of the certification.

We included the correct version of the Section 302 certification as Exhibits 31.1 and 31.2 in our third quarter Form 10-Q filed on April 3, 2006, and we will provide all future Section 302 certifications in the same format.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please contact the undersigned at (763) 764-7230 or Trevor Gunderson at (763) 764-5324.

Very truly yours,

/s/   Siri S. Marshall
Siri S. Marshall

SSM:bg

cc:   Jennifer Goeken